JOHN HANCOCK FUNDS II

601 Congress Street

Boston, Massachusetts 02210

May 14, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date

John Hancock Funds II – File Nos. 333-126293 and 811-21779

Post-Effective Amendment No. 94 to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), John Hancock Funds II (the “Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 94 under the Securities Act (the “Amendment”), and John Hancock Funds, LLC, the distributor of the Trust, hereby request acceleration of the effective date of the Amendment and that it be declared effective on Wednesday, May 15, 2013.

In connection with this request, we acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff ( the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

3. The Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN HANCOCK FUNDS II

By: /s/ Christopher Sechler

Christopher Sechler

Assistant Secretary

JOHN HANCOCK FUNDS, LLC

By: /s/ Steven Sunneberg

Steven Sunnerberg

Assistant Secretary